April 5, 2012

VIA EDGAR

Mr. Daniel L. Gordon, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	CYS Investments, Inc.

Form 10-K for fiscal year ended December 31, 2011

Filed on February 13, 2012

File No. 1-33740

Dear Mr. Gordon:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 22, 2012 with respect to the Form 10-K for the fiscal year ended December 31, 2011 of CYS Investments, Inc. (the “Company”), which was filed with the Commission on February 13, 2012 (the “Form 10-K”).

For convenience of reference, the Staff comments contained in your March 22, 2012 comment letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 31

Liquidity and Capital Resources, page 45

1.	Please revise in future periodic filings to quantify the amounts of margin calls received from your repurchase agreement counterparties during the periods presented and to include related disclosures regarding any known trends, or tell us how you determined that such disclosure was not material to an understanding of the company’s liquidity and capital resources.

RESPONSE: We receive margin calls from our repurchase agreement counterparties from time to time in the ordinary course of business similar to other entities in the specialty finance business. We receive two types of margin calls under our repurchase agreements. The first type, which are known as “factor calls,” are margin calls that occur each month and relate to the timing difference between the reduction of principal balances of our Agency RMBS, due to monthly principal payments on the underlying mortgages, and the receipt of the corresponding cash. The second type of margin call we may receive is a “valuation call,” which occurs due to market and interest rate movements. Both factor and valuation margin calls occur if the total value of our assets pledged as collateral to a counterparty drops beyond a threshold level, typically between $100,000 and $500,000. Both types of margin calls require a dollar for dollar restoration of the margin shortfall. Conversely, we may initiate margin calls to our counterparties when the value of our assets

Mr. Daniel L. Gordon

Re:	CYS Investments, Inc.

File No. 1-33740

April 5, 2012

pledged as collateral with a counterparty increases above the threshold level, thereby increasing our liquidity. All unrestricted cash and cash equivalents, plus any unpledged securities, are available to satisfy margin calls. As of December 31, 2011, we had approximately $580.0 million in Agency RMBS, U.S. Treasury securities and cash and cash equivalents available to satisfy future margin calls. If necessary, we believe we can generate additional funds to meet future margin calls through (i) our current liquidity, (ii) cash flows from operations including the receipt of monthly principal and interest payments on our Agency RMBS, (iii) sales of Agency RMBS that have been pledged in connection with other repurchase agreements, and (iv) capital raising activities. To date, we have maintained sufficient liquidity to meet margin calls, and we have never been unable to satisfy a margin call, although no assurance can be given that we will be able to satisfy requests from our lenders to post additional collateral in the future.

We believe that quantifying the amounts of margin calls received from our repurchase agreement counterparties is not material to an understanding of our liquidity and capital resources, and could be misleading because, in addition to the information provided above, margin calls are dependent upon several variables, including the following:

1.	Threshold Levels – The threshold level is the amount by which our collateral value must decline before a counterparty may initiate a margin call. Our haircuts, which is the term used to describe the percentage difference between the value of the collateral posted with counterparties and our outstanding borrowings, currently range from 3% to 6%. For example, a $100 million borrowing with a 5% haircut and a $500,000 threshold would initially require collateral of $105 million. The value of the collateral would have to decline to $104.5 million before a margin call could be made. Threshold levels are negotiated as part of our master repurchase agreements with each of our counterparties. Therefore, larger margin call activity may be directly related to these varying threshold levels and may not be a sign of material decreases in asset values that could create liquidity risk.

2.

Collateral Management – In the example above, if the market value of the collateral increases back to $105 million, we may call back the excess collateral or may choose to leave it with the counterparty over the term of the borrowing. If we decide to call back excess collateral, a counterparty may need to recall that collateral in the future, whereas if we leave the excess collateral with the counterparty, this reduces the probability of a future margin call for the remainder of the repurchase agreement term. Because a portion of our margin calls may be the

Mr. Daniel L. Gordon

Re:	CYS Investments, Inc.

File No. 1-33740

April 5, 2012

result of previously recalled collateral, disclosing such amounts may cause investors to incorrectly assume a negative liquidity trend that may not exist.

3.	Repurchase Agreement Term – We may utilize a shorter term repurchase agreement strategy, such as overnight or one week, and thereby receive fewer margin calls than during periods when we utilize a longer term strategy such as 30-90 days. For example, if we had a portion of our borrowings in the form of overnight repurchase agreements, that portion would never receive a margin call because the agreements would reset daily, whereas the same amount of borrowings over a three month period would likely receive three factor calls and possibly a few valuation calls. For either of these borrowing options, the impact on our liquidity would be identical. Where the longer term option would receive margin calls, the shorter option would reset the borrowing amount to a lower level.

4.	Portfolio Composition – Asset classes also affect the amount of margin calls we receive. In any given period, different asset classes will respond differently to market conditions. For example, with respect to our Agency RMBS backed by high interest rate loans, we would anticipate higher prepayments in a low interest rate environment. These higher prepayments would result in larger margin calls, thereby reducing liquidity. However, these bonds would also receive larger cash principal amounts on the payment date, thereby restoring the liquidity reduction resulting from the factor call. Because we anticipate this higher prepayment activity as part of our liquidity management process, disclosure quantifying the amounts of margin calls received would not help investors better understand our liquidity risks and could cause them to assume liquidity issues and trends that may not exist.

Since many margin calls occur in the ordinary course of business and may be uniquely related to (i) a repurchase agreement counterparty’s threshold requirements, (ii) our collateral management process, and/or (iii) our portfolio composition, we believe disclosure of our margin call activity would not be material to an understanding of our liquidity risks and may actually cause investors to consider or otherwise be concerned about liquidity issues that do not exist.

Critical Accounting Policies, page 49

2.	We note your disclosure that you use third party pricing services or dealer quotations in determining fair values. Please tell us what consideration you gave to explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements, including the following:

Mr. Daniel L. Gordon

Re:	CYS Investments, Inc.

File No. 1-33740

April 5, 2012

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

RESPONSE: For our Agency RMBS, we generally obtain two quotes for each security, one from our primary pricing service and another from a secondary pricing service. In determining the value of our assets, we utilize the following process:

•

We have an established tolerance range, and based on the quote from the primary pricing service, as long as the price obtained from the secondary pricing service is within our tolerance range, we use the quote from the primary pricing service.

•

If the quote from the secondary pricing service is outside the tolerance range of the primary quote, we obtain a quote from a third pricing service or a broker. If the quote from the third pricing service or a broker is within the tolerance range of the primary quote, we use the quote from the primary pricing service to value our assets.

•

If the quote we receive from the third pricing service or broker is outside the tolerance range of the primary quote but within the tolerance range of the secondary quote, we use the quote we received from the secondary pricing service to value our assets.

•

Finally, if the quote we receive from the third pricing service or broker is outside the tolerance ranges of the primary and secondary pricing services, our investment team will evaluate the three quotes and select the quote that they believe best represents the current fair value of the security.

For our collateralized loan obligations (“CLOs”), we obtain one broker quote and utilize an internal pricing model in order to obtain an independent price to get behind the broker quote. Our internal pricing model is a discounted cash flow model using assumptions such as default rates, recovery rates, prepayment speeds and reinvestments spreads. If our internal pricing model differs materially from the broker quote such that the quote is deemed to be unreasonable, we will obtain a second broker quote. If the second broker quote is reasonable based on our internal model, then we use the second quote. If both broker quotes differ materially from our internal model, then a member of the investment team will evaluate the two quotes and select the quote they believe best represents the current fair value of the security.

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from dealers and pricing services;

RESPONSE: We do not adjust quotes obtained from brokers or pricing services.

Mr. Daniel L. Gordon

Re:	CYS Investments, Inc.

File No. 1-33740

April 5, 2012

•

The extent to which the dealers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

RESPONSE: In providing prices for our Agency RMBS, our pricing services utilize observable inputs such as: (i) live feeds for To-Be-Announced securities (“TBAs”) from electronic platforms that facilitate the execution of trading between investors and broker/dealers prepayment speeds, (ii) the U.S. Treasury yield curve, and (iii) floating rate indices such as the London Interbank Offered Rate, Constant Maturity Rate and the Prime Rate. In addition, our pricing services consider pool specific characteristics such as periodic and lifetime interest rate caps, coupon adjustment dates, spreads over index, average loan balances and geographical concentrations.

For our CLOs, some inputs are based on the pricing services’ assumptions such as default rates and recovery rates, are not observable inputs while other inputs, such as reinvestment rates, are observable inputs.

•	Whether the dealer quotes are binding or non-binding; and

RESPONSE: While the prices we receive from dealers are non-binding offers to trade, we believe they are indicative quotations of the market value of our securities as of the market close for each period.

•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820-10 and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

RESPONSE: As described above, we have appropriate controls in place to validate the prices we obtain. To ensure our fair value determinations are consistent with ASC 820-10, we utilize the following process:

1.	We compare the prices received from one data source against another data source for tolerance check (as described above.)

2.	We review the pricing methodologies of our pricing services, and while they do not have an SSAE 16 report, we do review their quality processes and controls in place.

3.	We perform back testing on securities that we sell to validate the vendors’ prices for that day.

4.	We monitor our primary pricing service daily and will submit price challenges if a price seems unreasonable.

Mr. Daniel L. Gordon

Re:	CYS Investments, Inc.

File No. 1-33740

April 5, 2012

5.	We have a member of our investment team review each price at month end to ensure current market conditions are fairly represented. The investment team is able to assess the quotes because they are actively engaged in the mortgage market, reviewing offer sheets, recent sales and frequently have discussions with various dealers discussing the market.

6.	We have a pricing committee that meets to discuss and approve our final prices.

To ensure the proper fair value hierarchy we review the pricing service’s methodology to ensure observable inputs are being used.

In future filings with the Commission, we will include the following disclosure:

All valuations received from third party pricing services are non-binding. The Company does not adjust any of the prices received from third party pricing services, and all prices are reviewed by the Company. This review includes comparisons of similar market transactions, alternative third party pricing services and broker quotes, or comparisons to a pricing model. To ensure the proper fair value hierarchy, the Company reviews the third party pricing service’s methodology to understand whether observable or unobservable inputs are being used.

*    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please do not hesitate to contact me at (617) 639-0403.

Very truly yours,

/s/ Frances R. Spark

Frances R. Spark

Chief Financial Officer and Treasurer

FRS/nr

Enclosure

c:	Kevin E. Grant, Chief Executive Officer

Thomas A. Rosenbloom, General Counsel & Secretary

S. Gregory Cope, Esquire, Hunton & Williams, LLP

890 WINTER STREET — SUITE 200 — WALTHAM, MASSACHUSETTS 02451 (617) 639-0440 — WWW.CYSINV.COM